September 19, 2007

Benjamin G. Lombard, Esq. 414-298-8225 blombard@reinhartlaw.com

SENT BY EDGAR AND OVERNIGHT COURIER

Ms. Jessica Livingston

Mr. Gregory Dundas

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-1065

Dear Ms. Livingston and Mr. Dundas:	Re: Merchants and Manufacturers Bancorporation, Inc. Preliminary Schedule 14A Filed August 23, 2007

This letter is submitted on behalf of Merchants and Manufacturers Bancorporation, Inc. (the “Company”) in response to the comments in the Securities and Exchange Commission (“SEC”) Staff’s comment letter dated September 7, 2007 (the “Comment Letter”) relating to the Preliminary Proxy Statement on Schedule 14A filed by the Company with the SEC on August 23, 2007 (the “Proxy Statement”). The numbered responses below correspond to the numbered paragraphs in the Comment Letter. The Company has also responded to the Comment Letter by filing Amendment No. 1 to its Preliminary Proxy Statement on Schedule 14A (“Amendment No. 1”).

For reference purposes, the text of the Comment Letter has been reproduced with responses below for each numbered paragraph. Unless otherwise indicated, page references in the description of the Staff’s comments refer to the Proxy Statement filed on August 23, 2007 and page references in the responses refer to Amendment No. 1.

General

Comment No. 1

Please ensure that the proxy statement and form of proxy are clearly identified as being in preliminary form.

P.O. Box 2965, Milwaukee, WI 53201-2965 • 1000 North Water Street, Suite 2100, Milwaukee, WI 53202

Telephone: 414-298-1000 • Facsimile: 414-298-8097 • Toll Free: 800-242-9696

Madison, WI · • Telephone: 608-229-2200 • Toll Free: 800-728-6239

Waukesha, WI • Telephone: 262-951-4500 • Toll Free: 800-928-5529

Rockford, IL • Telephone: 815-633-5300 • Toll Free: 800-840-5420

Ms. Jessica Livingston

Mr. Gregory Dundas

September 19, 2007

Response to Comment No. 1

The Company has revised the Letter to Shareholders, page 1 of the Proxy Statement and the first page of the form of proxy to clearly identify that it is in preliminary form.

Letter to Shareholders

Comment No. 2

Prominently disclose that the transaction will be taxable to shareholders.

Response to Comment No. 2

A paragraph in bold type has been added to the Letter to Shareholders disclosing that the receipt of the merger consideration will be a taxable transaction.

Summary Term Sheet

Comment No. 3

Please revise to substantially shorten the discussion of the employment agreements and to focus this section on quantifying the financial interests of the insiders. Aggregate numbers are appropriate in the summary section. For example, provide aggregate payouts under each of the employment and supplemental agreements rather than a detailed breakdown of payments and calculations. Provide the full disclosure in the main section.

Response to Comment No. 3

The discussion of the employment agreements in pages 3 and 4 in Amendment No. 1 has been condensed and focused on the financial interests of the directors and executive officers.

Comment No. 4

Please change the heading here and in the main section to specify that the interests are financial and that the certain persons are insiders.

Ms. Jessica Livingston

Mr. Gregory Dundas

September 19, 2007

Response to Comment No. 4

The heading the summary term sheet on page 3 and the main section on page 38 has been revised in Amendment No. 1 to “Financial Interests of Our Directors and Executive Officers in the Merger.”

The Merger and Related Transactions

Background of the Merger, page 17.

Comment No. 5

Clarify the reason for hiring KBW in June 2007 to issue a second fairness opinion.

Response to Comment No. 5

Additional disclosure has been added on page 17 of Amendment No. 1 regarding the reason for hiring KBW to issue a second fairness opinion.

Comment No. 6

Disclose the material differences between the June 2, 2007 draft agreement and the final agreement. Expand the last paragraph beginning on page 18 to identify the substantive issues resolved.

Response to Comment No. 6

The disclosure on page 18 of Amendment No. 1 has been expanded to address the material issues resolved from the initial June 2, 2007 draft agreement and the final July 9, 2007 agreement.

Opinions of Financial Advisors, page 21.

Comment No. 7

We note the statement on page 27 that Stifel Nicolaus received “customary fees” for its past services. Disclose any association between the registrant and its financial advisors within the past two years for which the financial advisors received remuneration, including the amount of the remuneration.

Ms. Jessica Livingston

Mr. Gregory Dundas

September 19, 2007

Response to Comment No. 7

A sentence has been added on page 26 of Amendment No. 1 describing the two transactions in the past two years involving the Company for which Stifel Nicolaus received remuneration, including the amount of the remuneration received by Stifel Nicolaus. KBW has not previously received any remuneration from the Company.

Opinion of Stifel, Nicolaus & Company, page 21.

Comment No. 8

Please delete the sentence in the third paragraph on page 22 that the opinion is directed solely to the board…” Refer to our comment listed below under Appendix B.

Response to Comment No. 8

Under Wisconsin law, as prescribed by statute, it is the duty of a Board of Directors to evaluate the advisability of a proposed merger and then to make a recommendation to the shareholders regarding the advisability of such transaction. In connection with this duty and its duty of care, the Company’s Board engaged Stifel, Nicolaus & Company, Incorporated to provide the Board with financial advice and assistance in connection with the merger. Consistent with standard practice, the scope of Stifel Nicolaus’ engagement was to assist the Board in evaluating the merger and render its opinion to the Board as to the fairness, from a financial point of view, of the per share consideration to be paid to the Company’s shareholders in connection with the merger. While the disclosure on page 21 has been revised to delete the word “solely,” we believe it is important to continue to note that Stifel Nicolaus was engaged by the Board and that Stifel Nicolaus’ fairness opinion was addressed to the Board for its use in connection with its consideration of the financial terms of the merger. With respect to the issue raised by the Staff, we also note that the disclosure does not contain any language asserting that Stifel Nicolaus’ opinion may only be relied upon by the Board, or other language disclaiming reliance by the shareholders or any other person. Please also see our response to the Staff’s comment #13 below regarding certain changes made to Stifel Nicolaus’ fairness opinion.

Ms. Jessica Livingston

Mr. Gregory Dundas

September 19, 2007

The Merger Agreement, page 43.

Comment No. 9

Please revise to clarify the significance of the statements in the second paragraph, in particular the reference to a “contractual standard of materiality different from what a shareholder might view as material.”

Response to Comment No. 9

The disclosure on page 42 of Amendment No. 1 has been revised to clarify the contractual standard of materiality in the merger agreement.

Environmental Matters, page 53.

Comment No. 10

In Note B to the financials in the company’s Form 10-Q for the quarter ended June 30, 2007, you state, among other things, that the merger consideration could be reduced by up to $3 million, based on the results of Harris’s environmental reviews. Please tell us regarding the current status of the contingencies discussed therein.

Response to Comment No. 10

At this time, although the environmental reviews are nearing completion, it is still not known whether there will be a reduction in the merger consideration relating to adverse environmental conditions following the environmental reviews. The merger agreement provides that any such reduction to the merger consideration will need to be finally determined before the Company is obligated to mail the proxy statement to its shareholders. As a result, the Company will not mail its definitive proxy statement to shareholders until it is finally determined whether there will be a reduction in the merger consideration relating to environmental matters. If there is a reduction in the merger consideration, the Company will file another amendment to its preliminary proxy statement reflecting that change.

Ms. Jessica Livingston

Mr. Gregory Dundas

September 19, 2007

Federal Income Tax Consequences, page 55.

Comment No. 11

While you may recommend that security holders consult their tax advisors with respect to their particular tax consequences, you may not “urge” them to do so. Please revise.

Response to Comment No. 11

The disclosure on page 54 of Amendment No. 1 has been revised to state a recommendation for shareholders to consult their tax advisors.

Security Ownership of Management and Certain Beneficial Owners, page 58.

Comment No. 12

Please disclose the natural person or persons with voting control over Tontine Financial Partners, L.P. and its affiliates.

Response to Comment No. 12

The footnote on page 57 of Amendment No. 1 regarding Tontine Financial Partners, L.P. has been revised to disclose the natural person with shared voting control over the shares held by Tontine, based on the disclosure in the Schedule 13G/A filed on February 13, 2007.

Appendix B, page B-1.

Comment No. 13

An opinion can be restricted as to purpose but not as to person. Please obtain a revised opinion deleting the statement in the fourth paragraph from the end stating that the opinion “is solely for the information of, and directed to…”

Response to Comment No. 13

We reiterate our response set forth with respect to comment #8 above. In response to the Staff’s comment #13, Stifel Nicolaus has reissued its opinion dated as of July 9, 2007 to the Company’s Board with the following deletions: (i) deletion of the word “solely” with respect its opinion being directed to and for the information of the Board and (ii) deletion of the language from its opinion disclaiming reliance on the opinion by any shareholder of the Company or Harris Bankcorp or any other person or entity.

* * * * * * * *

Ms. Jessica Livingston

Mr. Gregory Dundas

September 19, 2007

If you should have any questions concerning the enclosed matters, please contact the undersigned at 414-298-8225 or James M. Bedore, Esq. at 414-298-8196.

Yours very truly,

/s/ Benjamin G. Lombard
Benjamin G. Lombard

cc:    Michael J. Murry